UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File No. 001-36675
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STELLANTIS N.V.
(Translation of Registrant’s Name Into English)

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Taurusavenue 1
2132LS, Hoofddorp
The Netherlands
Tel. No.: +31 237001511
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Press release issued by Stellantis N.V. dated May 21, 2026.
Exhibit 99.2	Press release issued by Stellantis N.V. dated May 21, 2026.
Exhibit 99.3	Press release issued by Stellantis N.V. dated May 21, 2026.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2026	STELLANTIS N.V.

	By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: General Counsel

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release issued by Stellantis N.V. dated May 21, 2026.
99.2	Press release issued by Stellantis N.V. dated May 21, 2026.
99.3	Press release issued by Stellantis N.V. dated May 21, 2026.